RATIO OF EARNINGS TO FIXED CHARGES	EXHIBIT 12

	Three months ended June 30,		Six months ended June 30,
( in thousands )	2004	2003	2004	2003
EARNINGS AS DEFINED:
Earnings from operations before income taxes after eliminating undistributed earnings of 20%- to 50%-owned affiliates	$151,185	$122,080	$282,112	$213,096
Fixed charges excluding capitalized interest and preferred stock dividends of majority-owned subsidiary companies	10,409	9,482	19,920	19,110

Earnings as defined	$161,594	$131,562	$302,032	$232,206

FIXED CHARGES AS DEFINED:
Interest expense, including amortization of debt issue costs	$8,272	$7,832	$15,667	$15,835
Interest capitalized	251	89	516	164
Portion of rental expense representative of the interest factor	2,137	1,650	4,253	3,275
Preferred stock dividends of majority-owned subsidiary companies	20	20	40	40

Fixed charges as defined	$10,680	$9,591	$20,476	$19,314

RATIO OF EARNINGS TO FIXED CHARGES	15.13	13.72	14.75	12.02

E - 2